                                                   United States
                                        Securities and Exchange Commission
                                               Washington, DC 20549

                                                 ----------------

                                                     Form 11-K

                                                   Annual Report
                                         Pursuant to Section 15(d) Of The
                                          Securities Exchange Act of 1934

(Mark One):

_X_      Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

         [No Fee Required, Effective October 7, 1996].

For the fiscal year ended  December 31, 2004
                           ---------------------------------------------------------------

                                                        OR

___      Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of
         1934 [No Fee Required].

         For the transition period from ______ to _______

                                          Commission file number 001-9936

                                            EDISON 401(k) SAVINGS PLAN
                                             (Full Title of the Plan)

                                               EDISON INTERNATIONAL
                                                 (Name of Issuer)

                        2244 Walnut Grove Avenue (P.O. Box 800), Rosemead, California 91770
                                      (Address of principal executive office)

Page

                                                                           Edison 401(k) Savings Plan

--------------------------------------------------------------------------------------------------------------
                                                                                      Financial Statements and
                                                                                         Supplemental Schedule
                                                                          As of December 31, 2004 and 2003 and
                                                                          for the Year Ended December 31, 2004

Page

                                                                                         Edison 401(k) Savings Plan

                                                                                                           Contents
-------------------------------------------------------------------------------------------------------------------

                  Report of Independent Registered Public Accounting Firm                                      3

                  Financial Statements

                      Statements of Net Assets Available for Plan Benefits as of
                           December 31, 2004 and 2003                                                          4

                      Statement of Changes in Net Assets Available for Plan Benefits
                           for the Year Ended December 31, 2004                                                5

                  Notes to Financial Statements                                                             6-18

                  Supplemental Schedule

                      Schedule I:  Form 5500 - Schedule H - Line 4i -
                           Schedule of Assets (Held at End of Year) as of
                               December 31, 2004                                                           19-21

                  Consent of Independent Registered Public Accounting Firm                                    22

                  Note:    All schedules  other than that listed above have been omitted since the  information  is either  disclosed  elsewhere  in the  financial  statements  or not  required  by 29 CFR
                           2520.103-10  of the  Department  of Labor's  Rules and  Regulations  for  Reporting  and
                           Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

To the Southern California Edison Company
   Benefits Committee
Rosemead, California

We have  audited the  accompanying  statements  of net assets  available  for plan  benefits  of the Edison  401(k)
Savings  Plan (the  "Plan") as of December  31, 2004 and 2003,  and the related  statement of changes in net assets available  for  plan  benefits  for  the  year  ended  December  31,  2004.  These  financial  statements  and  the supplemental  schedule referred to below are the  responsibility of the Plan's  management.  Our  responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company  Accounting  Oversight Board (United
States).  Those standards require that we plan and perform the audit to obtain  reasonable  assurance about whether the  financial  statements  are free of material  misstatement.  The Company is not  required to have,  nor were we
engaged  to  perform,  an  audit  of  its  internal  controls  over  financial   reporting.   Our  audits  included
consideration  of internal  control over financial  reporting as a basis for designing  audit  procedures  that are appropriate  in the  circumstances,  but not for the purpose of expressing an opinion on the  effectiveness  of the
Plan's  internal  control  over  financial  reporting.  Accordingly  we  express  no such  opinion.  An audit  also includes examining,  on a test basis,  evidence supporting the amounts and disclosures in the financial statements, assessing the accounting  principles used and significant  estimates made by management,  as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion,  the financial  statements  referred to above present  fairly,  in all material  respects,  the net assets  available for plan benefits as of December 31, 2004 and 2003,  and the changes in net assets  available for plan benefits for the year ended December 31, 2004 in conformity with US generally accepted accounting principles.

Our audits  were  performed  for the  purpose of forming an opinion on the basic  financial  statements  taken as a whole.  The  supplemental  schedule of assets (held at end of year) as of  December 31,  2004 is presented  for the purpose of additional  analysis and is not a required part of the basic financial  statements but is  supplementary information  required by the Department of Labor's Rules and  Regulations  for Reporting and  Disclosure  under the
Employee  Retirement  Income  Security Act of 1974.  The  supplemental  schedule has been subjected to the auditing procedures  applied in our audits of the basic financial  statements  and, in our opinion,  is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP
Los Angeles, California
June 27, 2005

                                                                               Edison 401(k) Savings Plan

                                                     Statements of Net Assets Available for Plan Benefits
--------------------------------------------------------------------------------------------------------------

December 31,                                                                   2004                 2003
--------------------------------------------------------------------------------------------------------------
                                                                                    (in 000's)
Assets

Cash                                                                       $     8,267     $          -

Investments, at fair value                                                   2,646,106        2,138,740

Receivables
   Dividends receivable                                                          7,390               37
   Interest receivable                                                             569              230
   Profit sharing receivable                                                     4,309            4,291
   Receivable from brokers                                                       5,653           10,839
----------------------------------------------------------------------------------------------------------

   Total receivables                                                            17,921           15,397
----------------------------------------------------------------------------------------------------------

Total assets                                                                 2,672,294        2,154,137
----------------------------------------------------------------------------------------------------------

Liabilities
   Payable to brokers and others                                                16,233           23,999
----------------------------------------------------------------------------------------------------------

Total liabilities                                                               16,233           23,999
----------------------------------------------------------------------------------------------------------

Net assets available for benefits                                          $ 2,656,061     $  2,130,138
==========================================================================================================

                                                           See accompanying notes to financial statements.

                                                                                 Edison 401(k) Savings Plan

                                             Statement of Changes in Net Assets Available for Plan Benefits
------------------------------------------------------------------------------------------------------------

Year ended December 31,                                                                           2004
------------------------------------------------------------------------------------------------------------
                                                                                               (in 000's)
Additions

Investment income
   Dividends                                                                              $        50,539
   Interest                                                                                         8,454
   Net appreciation in fair value of investments                                                  409,555
------------------------------------------------------------------------------------------------------------

                                                                                                  468,548
Less:  Management fees                                                                                607
------------------------------------------------------------------------------------------------------------

Net investment income                                                                             467,941
------------------------------------------------------------------------------------------------------------

Contributions
   Employer contributions, net of forfeitures                                                      50,085
   Participant contributions                                                                      109,666
------------------------------------------------------------------------------------------------------------

Total contributions                                                                               159,751
------------------------------------------------------------------------------------------------------------

Total additions                                                                                   627,692

Deductions
   Distributions to participants                                                                   99,494
   Loans in default                                                                                 2,275
------------------------------------------------------------------------------------------------------------

Total deductions                                                                                  101,769
------------------------------------------------------------------------------------------------------------

Net increase                                                                                      525,923

Net assets available for plan benefits
   Beginning of year                                                                            2,130,138
------------------------------------------------------------------------------------------------------------

   End of year                                                                            $     2,656,061
============================================================================================================
                                                             See accompanying notes to financial statements.

                                                                                    Edison 401(k) Savings Plan

                                                                                 Notes to Financial Statements
------------------------------------------------------------------------------------------------------------------

1.      Plan Description      The following  description of the Edison 401(k) Savings Plan (the Plan), provides only general  information.  The Plan sponsor is the  Southern  California  Edison
                              Company  (the  Plan  Sponsor).  Participants  should  refer to the  Summary  Plan
                              Description  and Plan document,  as amended,  for a more complete  description of the Plan's provisions.

                              Nature of Plan

                              Eligibility

                              The  Plan  is a  defined-contribution  plan  with  a  401(k)  feature,  in  which qualifying  full-time  and  part-time  employees  of  Edison  International  (the
                              Company)  and  substantially  all of its  subsidiary  companies  are  eligible to participate.  The Plan is subject to the  provisions  of the Employee  Retirement
                              Income  Security  Act of 1974  (ERISA).  An  employee,  as  defined  by the  Plan document, is eligible to participate in the Plan immediately upon employment.

                              Contributions

                              Subject  to  statutory  limits,  all  participants  may defer up to 84 percent of eligible pay.  Participating  employers provide matching  contributions  from 2.8 to 4.5 percent (the  maximum  matching  contribution  was changed to 6.0 percent,
                              effective   January  1,  2005)  of  a   participant's   eligible   pay.   Certain
                              participating  subsidiaries  also provide a fixed profit sharing  contribution of
                              4.5 percent  (3.0  percent  effective  January 1, 2005) of eligible  pay each pay
                              period  and  a  variable  profit  sharing   contribution   annually  to  eligible
                              employees.  The Plan also accepts  rollover  contributions  from other  qualified plans.

                              Vesting

                              Participants  immediately  vest  in  their  contributions  plus  actual  earnings thereon.  Employer  contributions  plus actual earnings thereon vest at a rate of
                              20  percent  per year.  After  five  years of  service  or  reaching  age 65, all existing and future employer contributions are fully vested.

                                                                                    Edison 401(k) Savings Plan

                                                                                 Notes to Financial Statements
------------------------------------------------------------------------------------------------------------------

1.      Plan Description      Forfeitures
        (Continued)
                              At  December 31,  2004,  and 2003,  the unused  portion of  forfeited  non-vested accounts  totaled  $6,283 and $12,827,  respectively.  These accounts are used to reduce future employer  contributions.  During 2004, employer  contributions were reduced by $382,990 from forfeited non-vested accounts.

                              Plan Trust

                              Plan  assets are held in trust  with State  Street  Bank and Trust  Company  (the
                              Trustee)  for the benefit of  participants  and their  beneficiaries.  The mutual covenants  to which the Plan Sponsor and the Trustee  agree are  disclosed in the
                              Trust Agreement between the Plan Sponsor and the Trustee.

                              Plan Administration

                              The Plan is  administered  by the Southern  California  Edison  Company  Benefits
                              Committee (the Plan  Administrator).  Hewitt  Associates LLC is the Plan's record keeper.  As of  December 31,  2004,  and  December 31,  2003,  the Plan  provided investment  choices  in 48 and  50  investment  funds  respectively.  The  Plan's prospectus  provides a detailed  description of each  investment  fund choice and the respective investment manager.

                              Administrative and Investment Expenses

                              The Plan  Sponsor pays the cost of  administering  the Plan,  including  fees and expenses of the Trustee and record  keeper.  The fees,  taxes and other  expenses incurred by the Trustee or  investment  managers in making  investments  are paid out of the applicable  fund. This includes  brokerage fees for sales or purchases of Edison  International  Common Stock on the open market.  No  additional  costs are  incurred  in  connection  with sales of Edison  International  Common  Stock within the trust or the transfer of assets between funds.

                                                                                    Edison 401(k) Savings Plan

                                                                                 Notes to Financial Statements
------------------------------------------------------------------------------------------------------------------

1.      Plan Description      Mutual funds pay fees to the Plan record  keeper for  administrative  services to
        (Continued)           participants  that would  otherwise have to be provided by the mutual funds.  The majority  of fees  received  by the Plan  record  keeper  are used to reduce  the record keeping and communication expenses of the Plan.

                              Participant Accounts

                              Each participant  account is increased for the  participant's  contribution,  the
                              employer's   contribution,   if   applicable,   and   allocations  of  investment
                              earnings/losses.  Allocation of earnings/losses  and expenses is based on account balances,  as  defined.  The  benefit to which a  participant  is entitled is the benefit  that  can be  provided  from the  vested  portion  of the  participant's account.

                              Participant Loans

                              Participants  may borrow from their account,  a minimum of $1,000 to a maximum of
                              $50,000, with certain  restrictions.  Effective December 31, 2003, profit sharing accounts  are not  available  for  loans.  Loan  transactions  are  treated  as a transfer from (to) the investment fund to (from)  Participant  Loans.  Loan terms range from one to four years for general  purpose loans or up to 15 years for the purchase  of a primary  residence.  Loans  bear  interest  at Prime Rate plus one
                              percent.   Interest  rates  of  outstanding   loans  range  from  5.0 percent  to
                              10.5 percent  as of December  31, 2004.  Principal  and interest are paid ratably
                              through  payroll   deductions.   Some  separated   participants  may  repay  loan
                              obligations directly,  rather than through payroll deductions.  Participant Loans amounted to  approximately  $59,099,000  and $64,017,000 as of December 31, 2004,
                              and 2003, respectively.

                                                                                    Edison 401(k) Savings Plan

                                                                                 Notes to Financial Statements
------------------------------------------------------------------------------------------------------------------

1.    Plan Description      Distribution to Participants
      (Continued)
                            Account  balances are  distributed  as soon as  practicable  after a  participant dies,  becomes  entitled  to a  distribution  and  requests  a  distribution,  or terminates  employment  with an account  balance of $5,000 or less.  Participants
                            may  otherwise   delay   distribution,   subject  to  the  minimum   distribution
                            requirements  under Internal  Revenue Code Section  401(a)(9).  Participants  may
                            choose a lump sum, partial distribution or an installment form of payment.

                            Profit Sharing

                            Certain  non-represented  employees  of Edison  Mission  Energy  ("EME"),  Edison
                            Enterprises and their  participating  subsidiaries  are eligible for two types of profit sharing contributions:

                            (i)      Fixed  profit  sharing  is  comprised  of a 4.5  percent  (3.0  percent, effective January 1, 2005) profit sharing  contribution each pay period to the Plan on behalf  of  eligible  employees.  Fixed  profit  sharing contributions in 2004 amounted to $3,345,879.

                            (ii)     Variable  profit  sharing is comprised of an  additional  annual  profit sharing  contribution  to the Plan on behalf of eligible  employees  if certain  business  objectives  are  reached.  Variable  profit  sharing contribution  made in 2005  for the  2004  plan  year  were  6.25%  for
                                     eligible  EME  employees  and  3%  for  eligible   Edison   Enterprises
                                     employees,  for an  aggregate  amount  of  $4,308,837.  Such  amount is presented  as  "Profit  sharing  receivable"  on the  Statement  of Net
                                     Assets Available for Plan Benefits as of December 31, 2004.

2.    Summary of            Basis of Accounting
      Significant
      Accounting Policies   The financial  statements are presented on the accrual basis of accounting and in conformity with accounting  principles generally accepted in the United States of
                            America applicable to employee benefit plans and ERISA.

                                                                                    Edison 401(k) Savings Plan

                                                                                 Notes to Financial Statements
------------------------------------------------------------------------------------------------------------------

2.      Summary of          Use of Estimates
        Significant
        Accounting          The preparation of financial statements in conformity with accounting  principles
        Policies            generally  accepted in the United States of America  requires  management to make
        (Continued)         estimates  and   assumptions   that  affect  the  reported   amounts  of  assets,
                            liabilities,  and  changes  therein,  and  disclosure  of  contingent  assets and liabilities. Actual results could differ materially from those estimates.

                            Risks and Uncertainties

                            The  Plan's  investment  in  Edison   International   Common  Stock  amounted  to
                            approximately  $922,975,000  and  $690,049,000 as of December 31, 2004, and 2003,
                            respectively.  Such  investments  represented  approximately  35  percent  and 32 percent  of  the  Plan's  total  assets  as  of  December  31,  2004,  and  2003,
                            respectively.   For  risks  and  uncertainties  regarding  Edison  International, participants  should refer to the December 31, 2004, Forms 10-K and the March 31,
                            2005, Forms 10-Q of Edison International, and affiliate entities as follows:

                                          Southern California Edison Company
                                          Edison Mission Energy
                                          Midwest Generation, LLC
                                          EME Homer City Generation L.P.
                                          Mission Energy Holding Company

                            The Plan provides for various funds that hold investment  securities.  Investment securities  are  exposed to various  risks such as  interest  rate,  market,  and credit  risk.  Due to the  level  of  risk  associated  with  certain  investment securities  and the  level of  uncertainty  related  to  changes  in the value of investment  securities,  it is at least reasonably  possible that changes in risk in the near term would materially affect  participants'  account balances and the amounts  reported in Statements of Net Assets Available for Plan Benefits and the
                            Statement of Changes in Net Assets Available for Plan Benefits.

                                                                                    Edison 401(k) Savings Plan

                                                                                 Notes to Financial Statements
------------------------------------------------------------------------------------------------------------------

2.      Summary of          The Plan participates in various investment  options that comprise  securities of
        Significant         foreign  companies,  which involve special risks and considerations not typically
        Accounting          associated with investing in U.S.  companies.  These risks include devaluation of
        Policies            currencies, less  reliable  information  about  issuers,  different  securities
        (Continued)         transaction clearance and settlement  practices,  and possible adverse political and economic  developments.  Moreover,  securities of many foreign  companies and their markets may be less liquid and their prices more  volatile than  securities of comparable U.S companies.

                            Investment Valuation and Income Recognition

                            The  Plan's  investments  are  stated  at fair  value or  estimated  fair  value.
                            Investments in mutual funds valued at quoted market prices  represent  units held by the Plan at year end.  Investments  in the common  collective  funds invest in
                            Premixed  Portfolios  and  institutional  funds (see Note 4).  Investments in the common  collective funds are valued at net asset value of shares held by the plan at year-end.  Edison  International  Common Stock is valued at its quoted  market price.  Participant  loans are valued at cost,  which  approximates  fair  value.
                            Purchases and sales of securities  are recorded on a trade-date  basis.  Interest income  is  recorded  on  the  accrual  basis.  Dividends  are  recorded  on  the ex-dividend date.

                            Management  determines  the  collectibility  of  participant  loans on a periodic basis.  This  determination  is made based on the terms of the Plan  document and the related  Plan  policies  and  procedures.  Those  participant  loans that are deemed to be  uncollectible  are  written-off and included as loans in default in the financial  statements and the Form 5500 for financial  reporting  purposes in the year the  determination  is made. For the year ended December 31, 2004, there was approximately $2,275,000 in participant loans deemed to be uncollectible.

                                                                                    Edison 401(k) Savings Plan

                                                                                 Notes to Financial Statements
------------------------------------------------------------------------------------------------------------------

2.      Summary of          Net Appreciation (Depreciation) in Fair Value of Investments
        Significant
        Accounting          Realized  and  unrealized  appreciation  (depreciation)  in the  fair  value of
        Policies            investments is based on the difference  between the fair value of the assets at
        (Continued)         the  beginning  of the year,  or at the time of purchase  for assets  purchased during the year,  and the related  fair value on the day  investments  are sold with  respect to realized  appreciation  (depreciation),  or on the last day of the year for unrealized appreciation (depreciation).

                            Distributions to Participants

                            Distributions to participants, other than loans, are recorded when paid.

3.      Investment          The   Trustee   invests    contributions   in   accordance   with   participant
        Elections           instructions.

                            Participants  may elect changes to their investment mix effective each business day; provided however,  that a seven-day trading restriction applies to certain
                            mutual  funds  containing  significant   international  investments  (effective
                            January  1,  2005 for most  participants,  the  seven-day  trading  restriction
                            applies   to  all  funds   except  the  Edison   International   Stock   Fund).
                            Participants  may effect  changes to their  deferral  percentages  and deferral investment elections coincident with their pay frequency.

4.      Investment          The  transfer of the  participants'  investment  from the Edison  International
        Options             Common  Stock Fund to all other funds is valued at the closing  market price on the date of the transfer.  The transfer of the  participants'  investment  from all other funds to the Edison  International Common Stock Fund, or to any other fund,  is based on the actual  market  value  balance  (including  earnings and market  adjustments) in each  participant's  account,  as of close of market on the date of transfer.

                                                                                    Edison 401(k) Savings Plan

                                                                                 Notes to Financial Statements
------------------------------------------------------------------------------------------------------------------

4.      Investment          As of December 31, 2004,  and December 31, 2003,  all  participants  were able to
        Options             choose  from  among 48 and 50  investment  fund  offerings,  respectively.  As of
        (Continued)         December 31, 2004, these investment funds consisted of the following:

                            o        Three  Pre-mixed  Portfolios  - Funds are invested in  portfolios  which include U.S. stocks, non-U.S. stocks and corporate and government bonds;

                            o        Seven  Institutional  Funds - Funds are invested in a broad selection of asset classes;  large and small U.S. stocks (including Edison International
                                  Common Stock), non-U.S. stocks and fixed income instruments; and

                            o        Thirty  Eight  Mutual  Funds - Funds are invested in a variety of retail mutual funds from multiple asset classes.

                           The Plan Sponsor's Trust Investment  Committee may direct the Trustee to establish new  investment  funds  or  discontinue  existing  ones  as  well  as  change  the investment  medium for each  investment  fund.  Participants  should  refer to the
                           Summary Plan Description for a more complete  discussion of the various investment options.

5.      Investments        The following presents  investments that represent 5 percent or more of the Plan's net assets:

                           December 31,                                                     2004          2003
                           ------------------------------------------------------------------------------------
                                                                                                (in 000's)

                                Investments at Fair Value as Determined by
                                   Quoted Market Prices:

                                      Edison International Common Stock Fund,
                                         28,954,979 and 31,044,786 shares,
                                         respectively (See Note 7)                   $     968,723    $     748,488

                                      Other - Mutual funds (less than 5%)                  589,711          454,179
                                ------------------------------------------------------------------------------------

                                                                                     $   1,558,434    $   1,202,667
                                ====================================================================================

                                                                                    Edison 401(k) Savings Plan

                                                                                 Notes to Financial Statements
------------------------------------------------------------------------------------------------------------------

5.      Investments      Investments at Estimated Fair Value:
        (Continued)
                         December 31,                                                   2004             2003
                         -------------------------------------------------------------------------------------

                         BZW Barclay's Global Investors - Common Stock
                            Fund, 8,328,150 and 8,037,832 units,
                            respectively                                      $      301,396   $      262,435

                         Frank Russell Trust Company - Balanced Fund,
                            11,138,897 and 11,129,177 units, respectively            141,687          128,542

                         State Street Bank & Trust Co. - Money Market
                            Fund, 303,149,411 and 230,313,526 units,
                            respectively (See Note 7)                                303,149          230,313

                         Other Frank Russell Trust Company Funds (less
                            than 5%)                                                 282,341          250,766

                         Participant Loans (less than 5%)                             59,099           64,017
                         -------------------------------------------------------------------------------------
                                                                                   1,087,672          936,073
                         -------------------------------------------------------------------------------------

                         Total Investments                                    $    2,646,106   $    2,138,740
                         =====================================================================================

                                                                                    Edison 401(k) Savings Plan

                                                                                 Notes to Financial Statements
------------------------------------------------------------------------------------------------------------------

5.      Investments      During 2004, the Plan's  investments  (including  gains and losses on  investments
        (Continued)      bought and sold, as well as held during the year) appreciated in value as follows :

                         Net Appreciation in Fair Value of Investments:

                         December 31,                                                         Amount
                         ----------------------------------------------------------------------------------

                                                                                            (in 000's)
                         Investments at Fair Value as Determined by Quoted
                            Market Prices

                              Edison International Common Stock Fund                      $     290,285
                              Mutual Funds                                                       45,648
                         ----------------------------------------------------------------------------------

                                                                                                335,933

                         Investments at Estimated Fair Value
                              Common Collective Funds                                            73,622
                         ----------------------------------------------------------------------------------

                         Net appreciation in fair value of investments                    $     409,555
                         ----------------------------------------------------------------------------------

6.      Reconciliation   The  following is a  reconciliation  of net assets  available for plan benefits
        of Financial     per the financial statements to the Form 5500:
        Statements
        to Form 5500     December 31,                                           2004            2003
                         ----------------------------------------------------------------------------------
                                                                                 (in 000's)

                         Net assets available for plan
                           benefits per the financial
                           statements                                       $2,656,061       $2,130,138
                         Less: Amounts allocated to
                           withdrawing participants                                546            1,268
                         ----------------------------------------------------------------------------------

                         Net assets available for plan benefits
                           per the Form 5500                               $2,655,515        $2,128,870
                         ==================================================================================

                                                                                    Edison 401(k) Savings Plan

                                                                                 Notes to Financial Statements
------------------------------------------------------------------------------------------------------------------

6.      Reconciliation   The  following is a  reconciliation  of benefits paid to  participants  per the
        of Financial     financial statements to the Form 5500:
        Statements to
        Form 5500        December 31,                                                              2004
        (Continued)      ----------------------------------------------------------------------------------
                                                                                                (in 000's)

                         Benefits paid to participants per the
                           financial statements                                                 $ 99,494

                         Add:  Amounts allocated to withdrawing
                           participants at December 31, 2004                                         546

                         Less:  Amounts allocated to
                           withdrawing participants at
                           December 31, 2003                                                       1,268
                         ----------------------------------------------------------------------------------
                         Benefits paid to participants per the
                           Form 5500                                                            $ 98,772
                         ==================================================================================

                         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not paid as of that date.

7.      Related Party    The Money  Market  Fund was  managed by State  Street  Bank and Trust  Company,
        Transactions     which also serves as the Plan's  Trustee.  As such,  transactions  in the Money
                         Market  Fund  qualify as  party-in-interest  transactions.  Fees  earned by the
                         Trustee in its  capacity as fund  manager for the Plan were  $489,817  for 2004 and were  reported as a reduction  to  investment  income on the  Statement  of
                         Changes in Net Assets  Available for Plan  Benefits.  The Plan's record keeper,
                         Hewitt  Associates LLC oversees the Ready Asset Fund (Collective  Investment in
                         Hewitt  Money  Market  Fund).  Plan Assets are invested in the Ready Asset Fund temporarily,  while the Plan participant  decides how to invest money allocated to the Mutual Fund Menu.  The Ready Asset Fund was  eliminated on September 20,
                         2004 and existing  assets were mapped to the Money Market Fund.  Fees earned by
                         Hewitt  Associates  LLC,  related to the Ready Asset Fund,  were $70,100 during
                         2004.

                                                                                    Edison 401(k) Savings Plan

                                                                                 Notes to Financial Statements
------------------------------------------------------------------------------------------------------------------

7.      Related Party    The Plan's  investment  options  include the  Company's  Common Stock as a fund
        Transactions     option.  State Street  Global  Advisors,  an affiliate of State Street Bank and
         (Continued)     Trust Company,  is the investment  manager of the Edison  International  Common
                         Stock Fund.  As such,  transactions  in the Edison  International  Common Stock
                         Fund  qualify as  party-in-interest  transactions.  Fees earned by State Street
                         Global  Advisors  in its  capacity  as the  investment  manager  of the  Edison
                         International  Common Stock Fund were  $117,527 for 2004 and were reported as a reduction  to  investment  income on the  Statement  of  Changes  in Net Assets
                         Available for Plan Benefits.

8.     Plan Termination  Although it has not  expressed  intent to do so, the Plan Sponsor has the right under the Plan to discontinue  its  contributions  at any time and to terminate
                         the  Plan  subject  to  the   provisions  of  ERISA.   In  the  event  of  Plan
                         termination,  participants  will become  fully  vested in their  accounts.  The
                         Trust  will  continue  after  termination  until  all  Trust  assets  have been distributed to participants and their beneficiaries.

9.      Tax Status       The Internal  Revenue Service has determined and informed the Plan Sponsor by a letter dated May 22, 2002,  that the Plan and related trust as amended  through
                         November  29,   2001,   are  designed  in   accordance   with  the   applicable
                         qualification  sections of the Internal  Revenue Code (IRC).  The Plan has been
                         amended  since  receiving  the   determination   letter.   However,   the  Plan
                         administrator  believes  that the Plan,  as amended,  is designed in compliance with the applicable  qualification  requirements  of the IRC. In addition,  the
                         Plan  Administrator  is not aware of any operational  issues that would prevent the continuation of the Plan's qualified tax status.

                                                                                    Edison 401(k) Savings Plan

                                                                                 Notes to Financial Statements
------------------------------------------------------------------------------------------------------------------

10.     Employee Stock   The Edison  International  Common  Stock Fund  constitutes  an  employee  stock
        Ownership Plan   ownership  plan that allows for the current  distribution  of  dividends to all participants.  Such  distributions  amounted to  $3,849,320  for the year ended
                         December  31,  2004.  On December  28,  2004,  the board of directors of Edison
                         International  declared a common stock  dividend of $0.25 per share  payable on
                         January  31,  2005,  to the  shareholders  of record as of December  31,  2004.
                         Since the  record  date was at year end,  dividend  income  of  $7,141,587  was accrued and  included in dividends  receivable  in the  accompanying  financial statements at December 31, 2004.

                                                                                         Edison 401(k) Savings Plan

                                                                     Schedule I:  Form 5500 - Schedule H - Line 4i-
                                                   Schedule of Assets (Held at End of Year) as of December 31, 2004
-------------------------------------------------------------------------------------------------------------------

                                                                                                   EIN:  95-1240335
                                                                                                   Plan Number: 002

 (a)                  (b)                                            (c)                                 (d)
                                                                                                       Current
      Identity of Issuer, Borrower,          Description of In vestment Including Maturity Date,        Value
      Lessor, or Similar Party               Rate of Interest, Par or Maturity Value                 (in 000's)
--------------------------------------------------------------------------------------------------------------------

      Edison International Stock Fund
      -------------------------------

  *   Edison International                   Common Stock - No Par Value                           $     922,975

  *   State Street Bank & Trust Co.          Short Term Investment Fund                                   45,748
                                                                                                     ------------

                                             Total Edison International Stock Fund                       968,723
                                                                                                     ------------

      Money Market Fund
      -----------------

  *   State Street Bank & Trust Co.          Money Market Fund - Collective Investment in the
                                               State Street Bank Short-Term Income Fund                  303,149
                                                                                                     ------------

      Common Collective Funds
      -----------------------

      BZW Barclay's Global Investors         Common Stock Fund - Collective Investment in the
                                               BZW Barclay's Global Investors Equity Index Fund          301,396
                                                                                                     ------------

      Frank Russell Trust Company            Balanced Fund - Collective Investment in Frank
                                               Russell Balanced Fund                                     141,687
                                                                                                     ------------

      Frank Russell Trust Company            Bond Fund - Collective Investment in Frank Russell
                                               Intermediate-Term Bond Fund                                71,091

      Frank Russell Trust Company            US Large Company - Collective Investment in Frank
                                               Russell US Large Company Equity I Fund                     53,755

      Frank Russell Trust Company            US Small Company - Collective Investment in Frank
                                               Russell US Small Company Equity II Fund                    53,801

      Frank Russell Trust Company            Conservative Growth Portfolio - Collective
                                               Investment in Frank Russell Conservative Balanced
                                               Fund                                                       33,136

      Frank Russell Trust Company            Aggressive Growth Portfolio - Collective Investment
                                               in Frank Russell Aggressive Balanced Fund                  70,558
                                                                                                     ------------

                                             Sub-total                                                   282,341
                                                                                                     ------------

                                             Total Common Collective Funds                               725,424

      Mutual Funds
      ------------

      American Funds                         Collective Investment in The American Funds Group
                                               Europacific Growth Fund                                    42,130

      T. Rowe Price                          Collective Investment in T. Rowe Price Blue Chip
                                               Fund                                                        8,574

                                                                                         Edison 401(k) Savings Plan

                                                                     Schedule I:  Form 5500 - Schedule H - Line 4i-
                                                   Schedule of Assets (Held at End of Year) as of December 31, 2004
-------------------------------------------------------------------------------------------------------------------

 (a)                  (b)                                            (c)                                 (d)
                                                                                                       Current
      Identity of Issuer, Borrower,          Description of In vestment Including Maturity Date,        Value
      Lessor, or Similar Party               Rate of Interest, Par or Maturity Value                 (in 000's)
--------------------------------------------------------------------------------------------------------------------

      GMO                                    Collective Investment in GMO Growth Fund III                  8,943

      Vanguard                               Collective Investment in Vanguard /Inflation
                                               Protected Securities Fund                                   2,717

      Franklin Strategic                     Collective Investment in Franklin Small-Mid Cap
                                               Growth Fund A                                              10,648

      Artisan                                Collective Investment in Small Cap Growth Fund               16,040

      Dreyfus Management                     Collective Investment in Appreciation Fund                    7,782

      Turner Funds                           Collective Investment in Turner Small Cap Growth
                                               Fund                                                       14,224

      American Funds                         Collective Investment in Washington Mutual
                                               Investors Fund                                             22,568

      Dimensional                            Collective Investment in Dimensional Emerging
                                               Markets Fund                                                7,623

      William Blair                          Collective Investment in Small Cap Growth Fund               27,318

      T. Rowe Price                          Collective Investment in Mid-Cap Growth                      26,712

      Fidelity Investments                   Collective Investment in Spartan High Income Fund             9,564

      Oppenheimer                            Collective Investment in Oppenheimer Main Street
                                               Small Cap Y Fund                                            5,232

      Franklin                               Collective Investment in Franklin Utilities A                 7,960

      PIMCO                                  Collective Investment in Total Return Fund Admin
                                               Shares                                                     14,865

      T. Rowe Price                          Collective Investment in T. Rowe Price Health and
                                               Science Fund                                               10,882

      Fidelity Investments                   Collective Investment in Select Financial Services
                                               Funds                                                       6,897

      American Funds                         Collective Investment in American Funds - New
                                               Perspective A                                              34,647

      American Century                       Collective Investment in International Growth
                                               Investor Fund                                               2,689

      PIMCO                                  Collective Investment in Low Duration Fund                    6,624

      Morgan Stanley                         Collective Investment in Inst International Small
                                               Cap Fund A                                                 11,617

      Scudder-Dreman                         Collective Investment in Scudder -Dreman High
                                               Return Equity A Fund                                       22,168

                                                                                         Edison 401(k) Savings Plan

                                                                     Schedule I:  Form 5500 - Schedule H - Line 4i-
                                                   Schedule of Assets (Held at End of Year) as of December 31, 2004
-------------------------------------------------------------------------------------------------------------------

 (a)                  (b)                                            (c)                                 (d)
                                                                                                       Current
      Identity of Issuer, Borrower,          Description of In vestment Including Maturity Date,        Value
      Lessor, or Similar Party               Rate of Interest, Par or Maturity Value                 (in 000's)
--------------------------------------------------------------------------------------------------------------------

      Lord Abbett                            Collective Investment in Lord Abbett Mid Cap Value
                                               Fund                                                       10,928

      Vanguard                               Collective Investment in Mid Cap Index Fund                  21,653

      Artisan                                Collective Investment in Mid Cap Fund A                       5,244

      T. Rowe Price                          Collective Investment in Mid Cap Value Fund                  19,190

      Fidelity Investments                   Collective Investment in Diversified International
                                               Fund                                                       20,683

      PIMCO                                  Collective Investment in RCM Global Technology Fund
                                               A                                                          46,250

      American Balanced                      Collective Investment in American Balance Fund               46,653

      PIMCO                                  Collective Investment in Capital Appreciation Admin
                                               Fund                                                        4,885

      PIMCO                                  Collective Investment in Long Term US Government
                                               Bonds                                                      10,546

      T. Rowe Price                          Collective Investment in Small Cap Stock Fund                10,066

      Morgan Stanley                         Collective Investment in Institutional
                                               International Equity Fund                                   6,974

      Janus                                  Collective Investment in Small Cap Value Fund                14,428

      Fidelity Investments                   Collective Investment in Real Estate Specialty Fund          28,813

      Harbor                                 Collective Investment in Capital Appreciation Fund           10,049

      UBS Global                             Collective Investment in Balanced Pre-Mixed Fund              2,643

      MFS Series                             Collective Investment in Total Return Fund A                  2,282
                                                                                                     ------------

                                             Total Mutual Funds                                          589,711
                                                                                                     ============

      Participant Loans                      Loans With Maturities Varying From One to Four
      -----------------
                                               Years (or up to 15 Years for Purchase of a
                                               Primary Residence) and Interest Rates of 5.0 to
                                               10.5%                                                      59,099
                                                                                                     ------------

                                             Total                                                 $   2,646,106
                                                                                                   ==============

  *   Party-In-Interest

                                                     SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                        EDISON 401(K) SAVINGS PLAN

                                                    By: /s/ Frederick J. Grigsby, Jr.
                                                    ---------------------------------
                                                        Frederick J. Grigsby, Jr.